CONNEXIONONE CORP.

39899 BALENTINE DRIVE

SUITE 200

NEWARK, CA 94560

October 3, 2022

Cheryl Brown

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Fuel Technologies, Inc.
Amendment 1 to Registration Statement on Form 10-12G Filed September 12, 2022 File No. 000-50075

Dear Ms. Brown:

Set forth below is the response for Alternative Fuel Technologies, Inc., a North Carolina corporation (“Alternative Fuel” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 19, 2022, with respect to our Amendment 1 to Registration Statement on Form 10-12(g) filed on September 12, 2022.

Amendment No. 1 to Registration Statement on Form 10-12G filed September 12, 2022

Liquidity and Capital Resources, page 19

1.        We have read your response to prior comment 5. Revise your liquidity disclosure to state that Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and there are no formal financing agreements in place.

Response:

The following language was inserted:

Mr. Chang will continue to advance the necessary capital to pay the expenses of the Company and there are no formal financing agreements in place.

Certain Relationship and Related Transactions, and Director Independence, page 21

2.         We note your response to prior comment 2 and reissue it in part. Please explain the nature of the relationship, if any, among Chang International LLC, Han-Yun Hsu and Nien-Ting Tsai Miao and identify the applicable rules under which Han-Yun Hsu and Nien-Ting Tsai are not deemed independent.

Response:

The following language was inserted:

Cho-Chun Miao is the wife of our CEO, Chris Chang, but has no direct relationship with Changs International LLC, other than her relationship to its owner.

Han-Yun Hsu and Nien-Ting Tsai are shareholders owning more than 5% of the outstanding shares of our common stock.

Han-yun Hsu, Nien-Ting Tsai, have no relationship with Changs International LLC and have no relationship with AFTC, other than being beneficial shareholders.

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Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 23

3.        We note your response to prior comment 8 and reissue in part. Please revise your filing to reflect that there is no established public trading market for your shares. Refer to Item 201(a)(1)(iii) of Regulation S-K, which provides that "the existence of limited or sporadic quotations" such as the OTC Pink "should not of itself be deemed and established public trading market." In addition, disclose the range of high and low bid information for each full quarterly period within the two most recent fiscal years, and any subsequent interim period for which financial statements are included.

Response:

The following language was inserted:

Although our stock trades on OTC markets, the existence of limited or sporadic quotations should not of itself be deemed to constitute an established public trading market.

The following is a range of high and low bid information for each full quarter of the last two fiscal years and subsequent quarters:

2020 Q1 – low $.0003 high $.0004

2020 Q2 – low $.0002 high $.0005

2020 Q3 – low $.0002 high $.0005

2020 Q4 – low $.0002 high $.001

2021 Q1 – low $.0004 high $.0024

2021 Q2 – low $.0008 high $.0029

2021 Q3 – low $.0005 high $.0024

2021 Q4 – low $.0008 high $.0022

2022 Q1 – low $.0007 high $.0015

2022 Q2 – low $.0006 high $.0016

General

4.        We note your response to prior comment 1. Please revise your cover page and signature page to reflect your exact name as specified in your charter documents. In that regard, we note that your cover page and signature page make reference to “Alternative Fuel Technologies, Inc. (AKA ConneXionONE Corp.)," but your Articles of Amendment filed as Exhibit 3.3 reflect that your exact name is "ConneXionONE Corp."

Response:

Our rationale for including both names was that FINRA and the SEC identify the Company as Alternative Fuel Technologies, Inc. as the name change has been processed, as of this time, only at the state level.

The cover page and signature page have been updated to reflect the charter document name of ConneXionONE Corp.

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5.        We note you have revised your disclosure in response to prior comment 12 to clarify that you are a blank check company under Rule 419 of the Securities Act of 1933. In appropriate places throughout your filing, including your risk factor section, provide detail regarding compliance with Rule 419 in connection with any offering of your securities

Response:

The following language was inserted throughout our filing:

Offering securities pursuant to a registration statement under the Rule 419 of the Securities Act of 1933

In the event that we offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419 of the Securities Act of 1933. Rule 419 applies to blank check companies and requires that the net offering proceeds, and all securities to be issued (and those sold by a selling shareholder upon their sale) be promptly deposited by the company into an escrow or trust account pending the execution of an agreement for an acquisition or merger.

In addition, the registrant is required to file a post-effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of an agreement for such acquisition or merger. The rule provides procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. The obligation to file poste effective amendments are in addition to the obligation to file Forms 8-K to report both the entry into a material non-ordinary course agreement and the completion of the transaction.

Under Rule 419, the funds and securities will be released by the to the company and to investors, respectively, only after the company has met the following three conditions: first, the company must execute an agreement for an acquisition; second, the Company must successfully complete a reconfirmation offering which is reconfirmed by sufficient investors so that the remaining funds are adequate to allow the acquisition to be consummated; and third, the acquisition meeting the above criteria must be consummated.

If a consummated acquisition meeting the requirements of this section has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in the escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

As a blank check company, our shareholders may face significant restrictions on the resale of our Common Stock due to state "blue sky" laws and due to the applicability of Rule 419 adopted by the Securities and Exchange Commission.

The resale of Common Stock must meet the blue sky resale requirements in the states in which the proposed purchasers reside. If we are unable to qualify the Common Stock and there is no exemption from qualification in certain states, the holders of the Common Stock or the purchasers of the Common Stock may be unable to sell them.

There are state regulations that may adversely affect the transferability of our Common Stock. We have not registered our Common Stock for resale under the securities or blue sky laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. But we are under no obligation to register or qualify our Common Stock in any state or to advise the shareholders of any exemptions.

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Current shareholders, and persons who desire to purchase the Common Stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the Common Stock.

Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by blank check companies. These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

(a)       Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

(b)       Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

(c)       Not eligible for registration under the simplified small corporate offering registration form available in many states;

(d)       Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

(e)       Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

If the company engages in an offering of our securities, any resales of our securities will require registration in an offering subject to Rule 419. The Securities and Exchange Commission has adopted Rule 419 which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company.

Should we conduct an offering of our securities, before we complete a business combination with an operating company, the Company would be considered a blank check company within the meaning of Rule 419 and any sales or resales of the stock issued in the offering would require a registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419, unless there exists a transaction or security exemption for such sale under the Securities Act of 1933, as amended.  Any resales of our Common Stock would require registration under the Securities Act of 1933, as amended, in an offering subject to Rule 419.

Any transactions in our Common Stock by officers/directors and majority shareholders will require compliance with the registration requirements under the Securities Act of 1933, as amended.

As of this draft, we plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Section 4(a)(2) of the Securities Act of 1933 exempts from registration "transactions by an issuer not involving any public offering." It is section 4(a)(2) that permits an issuer to sell securities in a "private placement" without registration under the Act of ’33.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793-8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

ConneXionONE Corp.

By: /s/ Chris Chang
Chris Chang
Chief Executive Officer

cc: Jimmy Lee